[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 7, 2014

VIA EDGAR AND OVERNIGHT COURIER

Loan Lauren P. Nguyen, Esq.

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	XPO Logistics, Inc. Registration Statement on Form S-4 Filed January 29, 2014 File No. 333-193626

Dear Ms. Nguyen:

On behalf of our client, XPO Logistics, Inc. (the “Company”), we are providing the Company’s responses to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated February 7, 2014, with respect to the Registration Statement referenced above (the “Registration Statement”). This letter is being filed electronically via the EDGAR system today, and we are delivering a hard copy of this letter and its enclosures to your attention by overnight courier.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Registration Statement.

Litigation Related to the Merger, page 80

1.	Please provide us with copies of the complaints for the shareholder litigation actions related to the merger discussed in this section.

Response: In response to the Staff’s comment, enclosed with this letter, the Company is providing to the Staff copies of the five complaints for the shareholder litigation actions related to the merger on a supplemental basis pursuant to Rule 418 under the U.S. Securities Act of 1933, as amended, and Rule 12b-4 under the U.S. Securities Exchange Act of 1934, as amended.

Loan Lauren P. Nguyen, Esq.

U.S. Securities and Exchange Commission

February 7, 2014

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If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Sebastian L. Fain at (212) 403-1135.

Very truly yours,

/s/ David. K. Lam

David K. Lam

Enclosures

cc:	Donald E. Field, U.S. Securities and Exchange Commission
Gordon E. Devens, Senior Vice President, General Counsel and Secretary, XPO Logistics, Inc.
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
Michael F. Killea, Executive Vice President, Chief Legal Officer and General Counsel, Pacer International, Inc.
Dominick DeChiara and Justin M. Levy, Winston & Strawn LLP